PRAB

2002 Annual Report


PRAB
PaceSetter II
PRAB

PRAB

Financial Summary

(In thousands, except per share amounts)

	Year Ended October 31				
	2002	2001	2000	1999	1998
OPERATING SUMMARY:					
Net Sales	$12,942	$14,847	$15,687	$15,317	$18,237
Operating income	264	832	171	894	1,651
Net income	146	542	91	543	921
Per share	.08	.30	(.13)	.24	.41
Weighted average number of shares and equivalent shares outstanding	1,734	1,834	1,763	2,231	2,255
FINANCIAL POSITION:					
Total assets	6,247	$5,738	$6,217	$6,720	$6,981
Long-term debt (including current portions)	---	---	---	---	780
Working capital	3,208	3,056	2,229	2,706	2,260
Stockholders' equity	3,819	4,060	3,676	4,178	3,423
Book value per share	2.20	2.21	2.08	1.87	1.52

Pictured on cover:
Top is Hapman's Hi/Lo Helix™ conveyor with bag dump and self-contained dust control system. In 2002, this innovative design garnered much attention in the food processing and chemical industries. Benefits include superb mobility, extremely easy clean-out and flexibility in application.
Bottom is Prab's new Pacesetter II™ Briquetter which provides unparalleled performance in an efficient and cost effective package. It produces resellable solid metal briquettes from scrap metal chips and reclaims expensive lubricants used in processing.

PRAB

Results for 2002

I am pleased to report an operating profit of $264,000. Although small, it should be considered an achievement when considering the significant, continued downturn in our industry, and competitive price pressures due to the sluggish market conditions.

We began the year in the aftermath of the September 2001 terrorist attacks. Consequently, bookings in the first quarter of the year were severely impacted, but improved in every subsequent quarter. For the year, bookings of $12,845,000 were down 8% compared to the previous year. Shipments of $12,942,000 were down 13% from the previous year.

We are performing much better than many companies in our industry. Industry orders for conveyor equipment were reported to be down 25.2% in 2001 and are projected to be down an additional 15.6% in 2002, for a two-year decline greater than 40%. Comparatively, our shipments were down only 18% over the last two years.

During the year, the Company repurchased 11% (196,765 shares) of its outstanding common stock from several individuals. We paid market price at the time of each sale, ranging from $1.00 to $1.25 per share. We believe that Company repurchases and retirement of its stock benefits our shareholders, and we will consider further repurchases in the coming year as additional shares become available. In October of 2002, the Company initiated a small-lot buy-back program that offered to repurchase its stock from shareholders owning less than 100 shares. Under the program, which ended on December 20, 2002, the company repurchased 3,145 shares.

Outlook and Strategy for 2003

We are optimistic about the potential for achieving significant growth in sales of our Prab chip processing systems products in 2003, based upon the early bookings success and high interest level that we received with the launch of our second-generation briquetter models in the latter part of 2002.

We are embarking on a major, new initiative to increase sales for our Hapman products. Comprehensive programs include development of the Hapman brand, realignment of the sales organization, training of our sales personnel, product development, creation of a new advertising and promotional campaign, and expanding the business into new, selected foreign markets.

An acquisition remains a part of our growth strategy. During the year, we looked seriously at two acquisition candidates, but after careful analysis, decided that neither met our criteria. We will continue to look for the right opportunity.

In 2003, The OTC Bulletin Board (OTCBB), where Prabs' stock is currently quoted, is being phased out and a new market, the Bulletin Board Exchange (BBX), will be launched. The BBX will be a listed marketplace with qualitative listing standards and an electronic trading system, and is expected to offer a significant improvement over the OTCBB. Prab intends to apply for listing on the new BBX after it begins operation.

Prab remains very strong financially, having no debt and with significant operating cash on hand. Ongoing cost reduction and improvement programs have reduced operating expenses and costs of many of our products. In 2003, we will continue to work towards improving all of our processes beginning with the quotation process and continuing through engineering and manufacturing. Industry analysts believe that the decline in our industry that started over two years ago has finally bottomed out, and that growth will begin in the second half of 2003. We hope that they are right. We have lowered our break-even point without weakening our organization, and feel that we are in an excellent position to benefit from the economic rebound when it occurs.

Gary A. Herder

Gary A. Herder
Chairman, President & CEO

PRAB

The Company

The Company is a Michigan corporation organized in 1961. The Company's operations consist of designing and manufacturing conveyors, metal scrap reclamation systems and bulk material handling equipment. The Company sells its products worldwide through a network of factory sales engineers and manufacturers' agents. These products are used in a variety of manufacturing processes to reduce labor costs, increase productivity, improve quality and save materials and energy resources.

The Company designs and manufactures complete metal scrap reclamation systems which it sells to die casting, metal stamping, general metal working, and other industries. These systems reduce labor, manufacturing and transportation costs associated with metal scrap disposal, reclaim cutting fluids, and increase the value of metal scrap. The Company's scrap metal reclamation systems are priced from $50,000 to $1,500,000 and range from a single machine to a complex group of machines including conveyors, crushers, centrifuges, briquetters, and related equipment.

Reclamation systems are specifically designed for each customer and in general are used to collect and transfer metal scrap, crush the scrap into a more convenient chip size for handling, clean the scrap of fluids and other impurities, and reclaim oil used as a machining coolant during the manufacturing process.

The Company also designs and manufactures, to meet customer specifications, for prices ranging from $3,000 to $100,000, stand-alone conveyors for transporting aluminum, brass, cast iron and steel scrap. These conveyors, include Harpoon™, drag, tubular, oscillating, screw, hinged steel belt, magnetic, and pneumatic models.

The Company also designs and manufactures, to meet customer specifications, conveyors and systems under the trade name of Hapman™, which are used primarily to transport bulk materials, such as powders and chemicals. These tubular, flexible screw (Helix™), and pneumatic conveyors, bulk bag unloaders, bulk bag fillers, and bag dumping stations (also known as "bulk material handling equipment") are used in the chemical, pharmaceutical, food, plastics and other processing industries and sell in the price range of $2,000 to $250,000.

The Company's business is not seasonal; however, fluctuations in sales are common due to large system orders, which is typical of the capital equipment industry. Foreign sales and license fees accounted for 9%, 7%, and 11% of the Company's net sales for each of the fiscal years 2002, 2001 and 2000, respectively. The Company's sales are not dependent on one or a few major customers.

The following table sets forth the range of high and low bid information for the Company's two most recent fiscal years:

	2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Stock Price (bid)				
High	1 4/10	1 1/10	1 1/10	1 1/10
Low	1 65/100	8/10	88/100	1 2/100

	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Stock Price (bid)				
High	1-7/8	1-5/8	1-1/10	9/10
Low	1-1/2	5/8	7/10	65/100

The Common Stock is regularly quoted on the OTC Bulletin Board (OTCBB). The above bid prices are quotations reflecting inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions. At December 31, 2002, there were approximately 892 record holders of the Common Stock.

The Company has paid no dividends on its Common Stock. The payment of dividends in the future will be dependent upon the financial condition, capital requirements, earnings of the Company and such other factors as the Board of Directors may deem relevant.

Prab Conveyors And Hapman

Prab is one of the world's leading manufacturers of conveyors and systems for the collection and processing of metal scrap. Complete systems are engineered from a wide selection of standard conveyors and integrated with other scrap processing components to produce a custom system for the production machining, metal stamping and die casting industries.

Our equipment is marketed throughout the U.S., Canada, Mexico and Europe, reducing labor, increasing productivity, enhancing scrap metal value and reclaiming expensive cutting oils for reuse.

In 2002, Metal Chip Processing orders increased with the introduction of the new Pacesetter II™ Briquetter providing new sales opportunities. Lower conveyor sales resulted from slow capital expansion and the uncertain economy, while spare parts sales remained constant.

An expanded network of well-trained representatives, the introduction of a new enclosed-tube scrap conveyor, the strengthened presence of our new website (www.prab.com) and a focused trade show schedule for 2003 should position us for growth as the economy rebounds.

Hundreds of companies are using Prab engineered products to meet the pressure of global pricing and environmental compliance. These systems automate scrap handling, improve productivity and housekeeping while lowering the cost of doing business in our new century.

HAPMAN is one of the world's foremost providers of conveyors and material handling equipment for the efficient handling of powders and bulk solids. Industries such as food, pharmaceutical, plastic, and chemical rely upon HAPMAN for unsurpassed expertise and service.

In 2002, HAPMAN recognized a growth in new equipment sales with fourth quarter unit bookings dramatically increasing over the previous year.

Towards the end of 2002, HAPMAN embarked on an aggressive branding strategy for our complete product line. The strategy encompasses the creation of both external and internal plans for promoting HAPMAN as – "Ideas that move." Product development, increased efficiencies, internal communication, extensive sales training, and end-user focus; along with an expanded advertising and promotional campaign, will enhance and grow the Hapman brand.

HAPMAN continues to explore new markets. Marketing agreements in Mexico and Australia, along with initial steps for opening the European market, have been instituted. Continued expansion of the export markets will continue along with product development tailored to the local needs of the world markets.

Product line extensions in our Tubular and MiniVac categories have been implemented, expanding our core products to better meet the operational and financial needs of the market. Our Helix™ flexible screw line has been a solid performer and our line of Bulk Bag handling equipment will continue to grow and expand.

2002 provided HAPMAN with a strong platform with on which we will continue to grow.

PRAB

Management's Discussion And Analysis Or Plan Of Operation

OVERVIEW OF RECENT SIGNIFICANT EVENTS

Net sales in 2002 decreased 13% and new order bookings decreased 8% when compared to 2001. Operating income decreased 68% primarily from increased outsourcing on large orders, combined with an increase in warranty expense of $123,000 from the prior year.

The Company, in August, 2002, repurchased 166,457 shares of its common stock from the estate of a former officer of the Company at a price of $1.13 per share. The repurchased shares were returned to authorized but unissued status. The Company also began a small share buy back program in October of 2002 to repurchase the shares of shareholders owning fewer than 100 shares. The program resulted in the purchase of 3,145 shares which were returned to authorized but unissued status. An additional 29,366 shares were purchased from other Shareholders and returned to authorized but unissued status.

Bookings in fiscal year 2002 continued to be low as a result of a weak USA economy.

The Company signed an equipment purchase agreement with a manufacturer of briquetter equipment which allows the Company to purchase and sell their briquetters under the Prab name. The Company has already booked orders for several of these briquetters as well as supplying conveyor equipment to this supplier for systems they market.

2002 COMPARED TO 2001

Net sales decreased 13% in 2002 to $12,942,000 from $14,847,000 in 2001. Part sales were 23% of total sales in 2002 and 22% in 2001. $1,388,000 of 2002 sales was for a single order requiring the Company to supply a stamping scrap conveying system to a new manufacturing plant built in Mississippi.

The Company's business is highly competitive and very sensitive to price. The decrease in net sales in 2002 was primarily due to decreased sales of Prab conveyors and Hapman systems. The actual sales fluctuation due to price is not known.

Cost of sales compared to net sales increased to 64% in 2002 from 60% in 2001 primarily from competitive pricing pressures, increased outsourcing, increased warranty expense and under utilization of plant capacity. Selling, general and administrative expenses were 34% of net sales in 2002 and 2001.

Warranty expense was $400,000 in fiscal year 2002 compared to $277,000 a year ago. The increase resulted primarily from a few large jobs requiring significant on site labor to correct equipment performance problems.

As part of the Company's normal accounting procedures, the management team has analyzed all jobs for future warranty exposure and believes the amount of the reserve at the end of fiscal year 2002 is adequate to cover sales through the end of that period.

During fiscal 2002, the Company reserved an additional $40,000 to cover it's share of costs relating to the clean up of a local landfill. There may be future additional costs not yet resolved in the consent decree.

TRENDS

The Company's backlog of orders at October 31, 2002 is 3% lower than the prior year, however, management is hopeful of increasing sales in 2003 due to relatively strong bookings in September and October, combined with the recent increase in briquetter bookings.

Sales of bulk material handling parts and equipment in 2002 decreased 16% from 2001 sales. Sales of metal scrap processing conveyors, parts, and chip systems in 2002 decreased 10% from 2001 sales.

PRAB

Management's Discussion And Analysis Or Plan Of Operation (Cont.)

LIQUIDITY AND FINANCIAL CONDITION

The Company's primary cash requirements in 2002 were operating expenses, capital expenditures, and repurchase of Company common stock.

In 2002, the Company's operations provided $948,000 of cash and the Company had working capital at the end of the year of $3,208,000 compared to $3,056,000 a year ago. The increase in working capital resulted primarily from an increase in cash, accounts receivable, and note receivable. Capital expenditures increased from the prior year with $118,000 in 2002 versus $99,000 in 2001.

The increase in accounts receivable was largely attributable to an increase in October sales for fiscal 2002 of approximately $1,048,000, compared to October sales for fiscal 2001. This increase was due to higher shipment activity in general, and was not attributable to the timing of large orders. Orders are booked and scheduled to be manufactured based upon openings in the Company's production schedule, availability of materials, and the customers desired receipt date.

The decrease in the allowance for doubtful accounts is primarily due to fewer identified customers requiring a reserve at the end of fiscal year 2002. There have been no changes to the Company's credit policies. The customer's credit worthiness is evaluated at the time it issues the Company a purchase order.

The decrease in inventory resulted from the higher shipments in October combined with lower scheduled shipments in November 2002.

The note receivable resulted from the sale of equipment to a customer in the amount of $187,407. The customer was able to restructure their debt and pay the Company $100,000 in November 2002, of which $5,679 was applied to interest income and $94,321 was applied to the principal. The Company entered into a note agreement for the balance of $86,086, which is to be paid over the next eighteen months with interest at 8.5%. The Company did receive the first payment due under this agreement on January 3, 2003.

Accounts and notes payable increased due to the higher level of shipments in October combined with installation charges accrued on a large job shipped in 2002.

The Company has a $1,000,000 line of credit which is subject to a borrowing formula based upon certain asset levels of the Company. Payment of the line of credit is secured by liens on all of the assets of the Company. As of December 31, 2002, $977,477 was available to the Company under the line of credit and the Company had borrowed $0 of such amount. The line of credit supports two letters of credit that total $22,523. The Company believes this financing, combined with cash generated by operations in 2003, will provide sufficient funds to finance working capital requirements and capital additions.

SUMMARY

Management is optimistic that 2003 sales will improve based upon the recent improvement in bookings and the potential for increasing briquetter sales. We will continue to work towards improving all processes beginning with the quotation and continuing through engineering and manufacturing to eliminate and reduce warranty expense. Building reliable, quality products has always been and will continue to be our performance standard for growing the Company.

PRAB

Consolidated Balance Sheet

	October 31 2002	October 31 2001
ASSETS		
Current Assets		
Cash	$ 1,240,017	$ 621,795
Accounts receivable, net of allowance for doubtful accounts of $52,707 in 2002 and $58,257 in 2001	2,030,476	1,846,566
Inventories (Note 2)	1,173,904	1,504,818
Note receivable (Note 4)	145,700	-
Deferred income taxes (Note 8)	316,259	288,910
Other current assets	216,456	245,321
Total current assets	5,122,812	4,507,410
Property, Plant and Equipment (Note 3)	790,224	879,108
Other Assets		
Deferred income taxes (Note 8)	185,620	228,058
Unamortized pension cost (Note 6)	99,908	110,573
Notes receivable (Note 4)	34,707	-
Other assets	13,806	13,114
Total other assets	334,041	351,745
Total assets	$ 6,247,077	$ 5,738,263

PRAB

Consolidated Balance Sheet

	October 31	
	2002	2001
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 735,109	$ 312,183
Customer deposits	227,500	111,240
Salaries, wages and vacation	347,715	385,801
Commissions	316,113	326,350
Other accrued expenses	288,840	316,322
Total current liabilities	1,915,277	1,451,896
Noncurrent Liabilities		
Deferred compensation (Note 6)	22,232	20,894
Accrued pension cost (Note 6)	490,524	205,246
Total noncurrent liabilities	512,756	226,140
Stockholders' Equity		
Non-convertible preferred stock (Note 11) - $.50 par value:		
Authorized - 600,000 shares		
Issued and outstanding - 0 shares at October 31, 2002 and 2001	-	-
Convertible preferred stock (Note 11) - $.75 par value:		
Authorized - 2,000,000 shares		
Issued and outstanding - 0 shares at October 31, 2002 and 2001	-	-
Common stock - $.10 par value:		
Authorized - 7,000,000 shares		
Issued and outstanding - 1,572,028 shares at October 31, 2002 and 1,768,793 shares at October 31, 2001	157,203	176,879
Additional paid-in capital	853,442	1,057,556
Retained earnings since November 1, 1995	3,107,612	2,961,349
Accumulated other comprehensive income (loss)	(299,213)	(135,557)
Total stockholders' equity	3,819,044	4,060,227
Total liabilities and stockholders' equity	$ 6,247,077	$ 5,738,263

PRAB

Consolidated Statement Of Changes In Stockholders' Equity

	Common Stock			
	Shares	Amount	Additional Paid-in Capital	Retained Earnings
Balance - October 31, 2001	1,767,339	$ 176,734	$ 1,080,202	$ 2,419,492
Issuance of common stock	66,555	6,655	45,833	-
Repurchase of common stock	(65,101)	(6,510)	(68,479)	-
Comprehensive income:				
Net income	-	-	-	541,857
Minimum pension liability adjustment	-	-	-	-
Net comprehensive income				
Balance - October 31, 2002	1,768,793	176,879	1,057,556	2,961,349
Issuance of common stock				-
Repurchase of common stock	(196,765)	(19,676)	(204,114)	-
Comprehensive income (loss):				
Net income	-	-	-	146,263
Minimum pension liability adjustment	-	-	-	-
Net comprehensive loss				
Balance - October 31, 2002	1,572,028	$ 157,203	$ 853,442	$ 3,107,612

PRAB

Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
$ -	$ 3,676,428
-	52,488
-	(74,989)
-	541,857
(135,557)	(135,557)
	406,300
(135,557)	4,060,227
-	-
-	(223,790)
-	146,263
(163,656)	(163,656)
	(17,393)
$ (299,213)	$ 3,819,044

PRAB

Consolidated Statement Of Income

	October 31 2002	October 31 2001
Net Sales	$ 12,942,090	$ 14,847,178
Cost of Sales	8,286,416	8,954,179
Gross Profit	4,655,674	5,892,999
Selling, General and Administrative Expenses	4,392,089	5,061,227
Operating Income	263,585	831,772
Other Income (Expenses)		
Interest expense	(849)	(8,814)
Interest income	39,623	10,464
Litigation settlement (Note 12)	(40,177)	-
Other	1,285	(1,868)
Income - Before income taxes	263,467	831,554
Income Tax Expense (Note 8)	117,204	289,697
Net Income	$ 146,263	$ 541,857
Earnings per Common and Common Share Equivalent		
Basic	$ 0.09	$ 0.30
Diluted	$ 0.08	$ 0.30

PRAB

Consolidated Statement Of Cash Flows

	Year Ended October 31	
	2002	2001
Cash Flows from Operating Activities		
Net income	$ 146,263	$ 541,857
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	196,249	200,838
(Gain) loss on disposal of fixed assets	(1,285)	1,868
Bad debt expense	41,866	65,496
Deferred taxes	99,397	280,955
(Increase) decrease in assets:		
Accounts receivable	(225,776)	410,461
Inventories	330,914	230,010
Notes Receivable	(180,407)	-
Other current and noncurrent assets	76,152	10,907
Increase (decrease) in liabilities:		
Accounts payable	422,926	(616,324)
Customer deposits	116,260	(138,226)
Accrued expenses	(75,805)	110,873
Deferred compensation	1,338	1,286
Net cash provided by operating activities	948,092	1,100,001
Cash Flows from Investing Activities		
Proceeds from sale of equipment	11,562	-
Purchase of equipment	(117,642)	(99,185)
Net cash used in investing activities	(106,080)	(99,185)
Cash Flows from Financing Activities		
Net repayments on line of credit	-	(425,000)
Issuance of common stock	-	32,499
Repurchase of common stock	(223,790)	(55,000)
Net cash used in financing activities	(223,790)	(447,501)
Net Increase in Cash	618,222	553,315
Cash - Beginning of year	621,795	68,480
Cash - End of year	$ 1,240,017	$ 621,795

PRAB

Notes to Financial Statements
October 31, 2002 and 2001

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Prab, Inc. and subsidiary (the "Company") is engaged in the manufacturing of metal scrap reclamation systems, bulk material handling equipment and conveyor equipment. Major customers are in the metal working, chemical, pharmaceutical, and food processing industries throughout the United States, Canada, Mexico, Asia, and Europe. Sales outside the United States were approximately 9 percent and 7 percent of total sales in 2002 and 2001, respectively. Accounts receivable generated from foreign sales totaled approximately $206,000 and $195,000 as of October 31, 2002 and October 31, 2001, respectively.

Basis of Consolidation - Effective November 1, 1988, the Company formed a wholly-owned subsidiary, Prab Limited, to conduct certain of its operations. The subsidiary is essentially inactive at the present time. The consolidated financial statements include the accounts of Prab, Inc. and its subsidiary, after elimination of all significant intercompany transactions and accounts.

Revenue Recognition - As a manufacturer, the Company recognizes revenue when the activities that constitute its major or central operations are complete, which is generally upon shipment. Incidental activities incurred after shipment, if any, are accrued when revenue is recognized.

The Company is not in the business of installation. The Company's products are generally installed by subcontractors hired by its customers, or occasionally by the Company. Generally, title passes at shipping point.

Inventories - Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method.

The Company's policy is to review its inventory for specific usage and future utility. Estimates for impairment of individual items of inventory are recorded to reduce the item to the lower of cost or market.

Property, Plant and Equipment - Property, plant and equipment are recorded at cost. Costs for maintenance and repairs are charged to expense when incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets.

Warranties - The Company's products are generally under warranty against defects in material and workmanship for a period of one year. The Company has established a reserve of approximately $ 115,000 and $97,000 at October 31, 2002 and 2001, respectively, for these anticipated future warranty costs.

PRAB

Notes to Financial Statements
October 31, 2002 and 2001

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising - Advertising expense was approximately $ 336,000 and $321,000 for the years ended October 31, 2002 and 2001, respectively, mostly for trade shows and publications.

Net Income Per Common and Common Equivalent Share - The Company calculates earnings per share according to the provisions of SFAS 128.

The calculation of basic and diluted earnings per share for the years ended October 31, 2002 and 2001 is as follows:

	2002		2001	
	Basic Earnings Per Share	Diluted Earnings Per Share	Basic Earnings Per Share	Diluted Earnings Per Share
Net income - available to common shareholders	$ 146,263	$ 146,263	$ 541,857	$ 541,857
Common and common equivalent shares outstanding	1,716,032	1,734,473	1,802,467	1,834,329
Earnings per common and common equivalent shares	$ 0.09	$ 0.08	$ 0.30	$ 0.30

A reconciliation of common and common equivalent shares outstanding is as follows:

	2002		2001	
	Basic	Diluted	Basic	Diluted
Weighted average number of outstanding common shares	1,716,032	1,716,032	1,802,467	1,802,467
Incremental shares from outstanding options dated 02/22/91	-	-	-	8,937
Incremental shares from outstanding options dated 05/26/94	-	17,612	-	22,605
Incremental shares from outstanding options dated 07/25/01	-	829	-	320
Common and common equivalent shares outstanding	1,716,032	1,734,473	1,802,467	1,834,329

There are no securities that could potentially dilute earnings per share in the future that are not considered above.

PRAB

Notes to Financial Statements
October 31, 2002 and 2001

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Elimination of Deficit in Retained Earnings - On October 31, 1995, the Company eliminated the earnings deficit amount on its balance sheet through a quasi-reorganization in accordance with the state laws of Michigan. The capital surplus (additional paid-in capital) was used to eliminate in its entirety a deficit of $4,228,988 in the balance sheet under stockholders' equity. Retained earnings shown on the balance sheet reflects earnings since November 1, 1995.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Labor - Approximately 43 percent of the Company's workforce is subject to a collective bargaining agreement. The collective bargaining agreement expires October 31, 2005.

Stock Options - The Company has four stock option plans (see Note 7). The Company accounts for its stock options using the intrinsic value method. Under that method, compensation expense is recognized to the extent the fair value of the common stock exceeds the exercise price of the options at the date the options are granted. Under the Company's plans, the exercise price of options granted must equal or exceed the value of the stock at the grant date. Accordingly, no amounts are recorded as compensation expense for options granted.

Other Comprehensive Income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income; although certain changes in assets and liabilities, such as minimum pension liability amounts, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income. Accumulated other comprehensive income at October 31, 2002 and 2001consists solely of pension losses not yet recognized in pension expense, which are reported net of taxes of $154,140 in 2002 and $69,832 in 2001.

PRAB

Notes to Financial Statements
October 31, 2002 and 2001

NOTE 2 - INVENTORIES

Inventories consist of the following:

	2002	2001
Raw materials	$ 739,712	$ 1,036,253
Work in process	114,171	76,661
Finished goods and display units	320,021	391,904
Total inventories	$ 1,173,904	$ 1,504,818

Inventories are stated at the lower of cost, determined by the LIFO method, or market. If the FIFO method had been used for the entire consolidated group, inventories, after an adjustment to the lower of cost or market, would have been approximately $1,525,000 and $1,850,000 at October 31, 2002 and 2001, respectively.

The reserve for inventory obsolescence was approximately $ 226,000 and $236,000 as of October 31, 2002 and 2001, respectively.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Cost of property, plant and equipment and depreciable lives are summarized as follows:

	2002	2001	Depreciable Life - years
Land	$ 28,939	$ 28,939	-
Buildings and improvements	1,846,307	1,830,786	10-30
Machinery and equipment	2,361,826	2,823,681	3-10
Total cost	4,237,072	4,683,406	
Less accumulated depreciation	3,446,848	3,804,298	
Net carrying amount	$ 790,224	$ 879,108	

Depreciation expense totaled approximately $196,000 and $201,000 at October 31, 2002 and 2001, respectively.

Notes to Financial Statements
October 31, 2002 and 2001

NOTE 4 - NOTE RECEIVABLE

During the year ended October 31, 2002, the Company entered into a note agreement to finance a purchase of equipment made by a customer. Under the terms of the agreement, the customer is required to pay a lump sum of $100,000 in November 2002, including accrued interest, followed by eighteen monthly payments of $5,091, including interest at 8.5 percent, commencing in December 2002 and ending in May 2004. The note is collateralized by the related equipment.

NOTE 5 - NOTE PAYABLE

At October 31, 2002, the Company has available a $1,000,000 line of credit under a commercial revolving note, expiring April 30, 2004, bearing interest at .75 percent below the bank's prime rate for an effective rate of 4 percent at October 31, 2002. The line of credit is collateralized by essentially all assets of the Company. Available borrowings are based on a formula of eligible accounts receivable and inventory. The line of credit supports two letters of credit totaling $22,523 at October 31,2002.

Pursuant to the line of credit agreement, the Company has agreed to maintain certain levels of tangible net worth and maintain minimum ratios of current assets to current liabilities and debt to tangible net worth. The Company has also agreed not to create, incur, assume, or guarantee indebtedness, merge, sell or lease a substantial part of the business, or make loans.

There were no borrowings outstanding under this note at October 31, 2002 or 2001.

NOTE 6 - PENSION AND PROFIT-SHARING PLANS

As of October 31, 2002 and 2001, the Company is participating in a defined benefit plan for their collective bargaining unit. The following table sets forth the funded status of the Company's defined benefit pension plan and amounts recognized in the balance sheet at October 31, 2002 and 2001:

	2002	2001
Actuarial present value of accumulated benefit obligation, including vested benefits of $950,482 and $915,379 in 2002 and 2001, respectively	$ 1,128,296	$ 1,087,830
Projected benefit obligation for service rendered to date	$ (1,204,561)	$ (1,087,830)
Plan assets at fair value - Primarily nongovernment obligations and listed stock	637,772	882,584
Underfunded status	(566,789)	(205,246)
Unrecognized net loss from experience different than that assumed or change in assumptions	529,618	205,389
Unrecognized prior service cost due to plan amendment being amortized over 15 years	99,908	114,303
Unrecognized net asset at November 1, 1987 being recognized over 15 years	-	(3,730)
Minimum liability adjustment	(553,261)	(315,962)
Accrued pension cost	$ (490,524)	$ (205,246)

NOTE 6 - PENSION AND PROFIT-SHARING PLANS (Continued)

A reconciliation of the projected benefit obligation is as follows:

	2002	2001
Projected benefit obligation - Beginning of year	$ (1,087,830)	$ (1,045,054)
Actuarial gain (loss) during year	35,733	28,692
Service cost	(29,836)	(27,606)
Interest cost	(72,650)	(70,149)
Distributions to plan participants	26,287	26,287
Current year prior service costs - unrecognized	(76,265)	-
Projected benefit obligation - End of year	$ (1,204,561)	$ (1,087,830)

A reconciliation of fair value of plan assets is as follows:

	2002	2001
Fair value of plan assets - Beginning of year	$ 882,584	$ 1,269,878
Distributions to plan participants	(26,287)	(26,287)
Actual return on plan assets	(218,525)	(361,007)
Fair value of plan assets - End of year	$ 637,772	$ 882,584

Pension expense included the following components:

	2002	2001
Service cost - Benefits earned during the year	$ 29,836	$ 27,606
Interest cost on projected benefit obligation	72,650	70,149
Expected return on plan assets	(69,468)	(90,774)
Amortization of unrecognized transition asset	(3,730)	(4,074)
Amortization of unrecognized (gains) losses	4,296	(753)
Amortization of prior service cost	14,395	14,395
Net periodic pension cost	$ 47,979	$ 16,549

The discount rate used in determining the actuarial present value of the projected benefit obligation was 7 percent for 2002 and 2001. The expected long-term rate of return on assets was 8 percent for 2002 and 2001.

The Company made no contributions in 2002 or 2001 to the pension plan for hourly employees covered by its collective bargaining agreement. The Company's policy is to make annual contributions as required by applicable regulations.

Due to the unrecognized net loss from experience different than that assumed, the Company was required to record an additional pension liability of $ 553,261 and $315,962 as of October 31, 2002 and 2001 respectively. That adjustment, which reflects pension cost not yet recognized in pension expense, resulted in an intangible asset for unamortized pension costs of $99,908 and $110,573 as of October 31 2002 and 2001 respectively. In addition, for the years ended October 31 2002 and 2001, a charge to other comprehensive income of $ 163,656 and $135,557, net of the related tax effect of $ 154,140 and $69,832.

NOTE 6 - PENSION AND PROFIT-SHARING PLANS (Continued)

The Company's salaried employees profit-sharing plan is a combination defined contribution profit sharing and 401(k) plan. The profit-sharing plan covers substantially all employees of the Company other than those covered by the collective bargaining agreement. It provides for an annual contribution of not less than 5 percent of the Company's income before income taxes, proceeds from life insurance policies and gain on sale of capital assets. Beginning in 2002, contributions for the profit-sharing plan have been invested at the discretion of individual employees. The stock under this plan is allocated to salaried employees based on their pro-rata compensation. Salaried employees vest in the shares of the Company based on a 5-year schedule, 10 percent in year 1, 20 percent in year 2, 40 percent in year 3, 70 percent in year 4, and 100 percent in year 5. As of October 31, 2002, there were 216,549 shares held in the plan. Contributions calculated by the Company in accordance with the profit-sharing plan were approximately $15,000 for 2002 and $44,000 in 2001. Employer matching contributions are made to the 401(k) plan in an amount equal to 25 percent of the lesser of: the amount designated by the employee for withholding and contribution to the 401(k) plan; or 4 percent of the employee's total compensation. In addition, the Company will make a contribution equal to one percent of each eligible employee's compensation who performs 500 or more hours of service for the Company during the plan year. The cost of this plan was approximately $59,000 and $42,000 in 2002 and 2001, respectively.

The Company also sponsors a union 401(k) plan that covers all employees of the Company covered by the collective bargaining agreement. Participation in the 401(k) plan is optional. Employer matching contributions are made to the 401(k) plan in an amount equal to 25 percent of the lesser of: the amount designated by the employee for withholding and contribution to the 401(k) plan; or 4 percent of employee's total compensation. Contributions to the plan totaled approximately $7,000 and $9,000 for the years ended October 31, 2002 and 2001, respectively.

The Company has entered into deferred compensation and salary continuation agreements with a key employee calling for periodic payments totaling $48,000 at retirement or death of the employee. The normal retirement date occurs during 2012. The liability has been recorded using the present value method.

PRAB

Notes to Financial Statements
October 31, 2002 and 2001

NOTE 6 - STOCK OPTION PLANS

The Company maintains qualified and nonqualified stock option plans that provide for granting of options on common stock by the Board of Directors to officers and key employees.

Transactions involving the plans for years ended October 31, are summarized as follows:

	2002		2001	
	Option Shares	Weighted Average Exercise Price	Option Shares	Weighted Average Exercise Price
Outstanding - Beginning of year	86,000	$ 1.39	235,000	$ 1.27
Exercised	-	$ -	(66,555)	$ 0.79
Granted	-	$ -	4,000	$ 1.10
Expired	-	$ -	(86,445)	$ 1.50
Outstanding - End of year	86,000	1.39	86,000	$ 1.39
Eligible for exercise at end of year	86,000	$ 1.39	86,000	$ 1.39

Outstanding Option Shares	Issue Date	Expiration Date	Exercise Price
30,000	05/26/94	05/26/04	0.5703
16,000	11/19/97	11/19/07	2.1250
36,000	01/18/00	01/18/10	1.7813
4,000	7/25/01	7/25/11	1.0950

Under the terms of the stock option plans, options for an additional 110,000 shares may be granted to employees and directors. The stock options are exercisable from the date issued and expire on various dates through 2011. The exercise price equals the market value of all options granted and, therefore, none of the options involved compensation expense.

NOTE 7 - STOCK OPTION PLANS (Continued)

The weighted average fair value of options granted during 2001 was $.28 per share. In determining the value of the options granted, the Company assumed a risk free interest rate of 6 percent, an expected option term of approximately 2 years, no dividends and volatility of approximately 52 percent, based on 5 years of the Company's stock price history.

Had the Company used the fair value method of accounting for its stock options, its net income for the years ended October 31, 2002 and 2001 would have been reduced by approximately $500 and $150, respectively, and there would have been no impact on earnings per share in either year.

NOTE 8 - INCOME TAXES

The provision for income taxes is as follows:

	2002	2001
Current expense	$ 17,807	$ 8,742
Deferred expense	99,397	280,955
Total income tax expense	$ 117,204	$ 289,697

A reconciliation of income tax expense on pretax income at statutory rates to income tax expense at the Company's effective rate is as follows:

	2002	2001
Taxes computed at statutory rates	$ 89,579	$ 282,728
State income taxes (benefit), net of federal benefit	11,753	8,697
Nondeductible expenses and other adjustments	15,872	(1,728)
Total income tax expense	$ 117,204	$ 289,697

The details of the net deferred tax asset are as follows:

	2002	2001
Total deferred tax assets	$ 574,485	$ 592,274
Total deferred tax liabilities	(72,606)	(75,306)
Net deferred tax asset	$ 501,879	$ 516,968

NOTE 8 - INCOME TAXES (Continued)

The following items affected deferred taxes during the years ended October 31, 2002 and 2001:

	2002	2001
Net operating loss carryforward	$ (109,245)	$ (331,443)
Alternative minimum tax	-	10,000
Depreciation	2,700	3,793
Expenses deductible against financial statement income but not for tax purposes (deductible for tax purposes but not against financial statement income)	7,148	36,695
Total deferred tax expense	$ (99,397)	$ (280,955)

The deferred tax liabilities result from using accelerated depreciation for tax purposes. Deferred tax assets result from expenses not deductible for tax purposes until paid, alternative minimum tax credits, pension losses not yet recognized, and net operating loss carryforwards. For tax purposes, the Company has net operating loss carryforwards of approximately $ 150,000 that expire at various times through 2014 and alternative minimum tax credit carryforwards of approximately $100,000 that do not expire. These carryforwards have been included as deferred tax assets for financial reporting purposes. As of October 31, 2002 and 2001, management concluded that it was more likely than not all deferred tax assets would be recognized and, accordingly, has not recorded a valuation allowance as of those dates.

Under the Internal Revenue Code, a change in ownership in excess of 50 percentage points limits or eliminates the right to use the net operating loss carryforward as an offset to taxable income and unused credit carryovers to reduce federal tax liabilities. On October 30, 1992, October 31, 1996, and December 28, 1999, the Company undertook restructuring transactions that involved a change in ownership. While the Company believes it is not subject to any such limitation as a result of these transactions, any additional ownership change or an adverse decision by the Internal Revenue Service regarding the restructuring could result in a limitation.

NOTE 9 - RELATED PARTY TRANSACTIONS

A director of the Company is a senior principal in the law firm that has been general legal counsel to the Company since 1961. The Company incurred legal fees of approximately $28,000 and $34,000 to the law firm in 2002 and 2001, respectively.

PRAB

Notes to Financial Statements
October 31, 2002 and 2001

NOTE 10 - CASH FLOWS

Cash paid during the years ended October 31, 2002 and 2001 for interest expense approximated $ 1,000 and $9,000, respectively.

During the year ended October 31, 2001, the Company issued 26,555 shares of common stock with a total exercise price of $34,988 to certain employees upon their exercise of stock options under the Company's stock option plans, in exchange for 15,101 shares with a total market value of $34,988 on the date the options were exercised.

NOTE 11 - PREFERRED STOCK

Convertible Preferred Stock – There are 2,000,000 shares of 75¢ par convertible preferred stock authorized. Holders of the convertible preferred stock would be entitled to quarterly cash dividends at 8 percent per annum ($.06 per share) and would have a liquidation priority over common stock of $.75 per share plus any accrued dividends.

Holders of the convertible preferred stock would be entitled to vote as a class to elect one member of the Board of Directors of the Company.

As of October 31, 2002 and 2001, there were no shares of convertible preferred stock issued and outstanding.

Nonconvertible Preferred Stock - There are 600,000 shares of 50¢ par nonconvertible preferred stock authorized. Holders of the nonconvertible preferred stock would be entitled to quarterly cash dividends equal to 9 percent per annum ($.045 per share). As of October 31, 2002 and 2001, there were no shares of nonconvertible preferred stock issued and outstanding.

NOTE 12 - LITIGATION SETTLEMENT

The Company was offered a settlement agreement to prevent future legal action arising out of its disposal of waste at a local landfill. During April 2000, the Company settled this matter for a total of $25,000, which was paid in May 2000.

During 2002 the Company reserved approximately $40,000 based on a series of consent decrees issued by the State of Michigan for past costs incurred in a clean up effort on the same local landfill. The Company may receive additional future charges to cover operation, monitoring, and maintenance and for associated financial requirements. There may also be a future assessment for state oversight not resolved in these consent decrees.

PRAB

Independent Auditor's Report

To the Directors and Stockholders
Prab, Inc.

We have audited the accompanying consolidated balance sheet of Prab, Inc. and subsidiary as of October 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Prab, Inc. and subsidiary at October 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Kalamazoo, Michigan
December 13, 2002

PRAB

BOARD OF DIRECTORS

Gary A. Herder – Chairman of the Board, President and Chief Executive Officer (1)

Eric V. Brown, Jr. – Secretary of the Company, Principal occupation: attorney and senior principal with the law firm of Miller, Canfield, Paddock and Stone, P.L.C.

William G. Blunt – Retired, Former President of Harborlite Corporation of Vicksburg, Michigan, manufacturer of industrial minerals.

James H. Haas – President and Founder of Summit Polymers, Inc., Kalamazoo, Michigan, a plastic injection molding company.

John W. Garside – President of Woodruff Coal Company of Kalamazoo, Michigan, a diversified energy company.

Frederick J. Schroeder, Jr. – Partner in Cooney, Schroeder & Co., an investment banking firm specializing in mergers and acquisitions.

(1) Mr. Herder and Robert Klinge, who is Treasurer, Vice President of Finance, and Chief Financial Officer, are the only executive officers of the Company.

ADDITIONAL INFORMATION

Notice of Annual Meeting

The Annual Meeting of Stockholders of Prab, Inc. will be held at 10:00 a.m. on Thursday, March 27, 2003, at the Lee's Inn on Fairfield Road, in Kalamazoo, Michigan.

10-KSB Report

A copy of the annual report to the Securities and Exchange Commission form 10-KSB will be provided free to stockholders upon written request.

Contact:
Robert Klinge, Treasurer
Prab, Inc.
P.O. Box 2121
Kalamazoo, Michigan, 49003

Transfer Agent:
Illinois Stock Transfer Company
Chicago, Illinois

Auditors:
Plante & Moran, LLP
Kalamazoo, Michigan

Legal Counsel:
Miller, Canfield, Paddock and Stone, P.L.C.
Kalamazoo, Michigan